Exhibit 99.1



                              FOR IMMEDIATE RELEASE


Contacts:
Investors:                                            Media:
Emer Reynolds                                         Anita Kawatra
Ph:  353-1-709-4000                                   Ph:  212-407-5740
     800-252-3526                                          800-252-3526


                  ELAN ANNOUNCES WEBCAST OF FOURTH QUARTER AND
                        FULL YEAR 2004 FINANCIAL RESULTS

DUBLIN, IRELAND, January 10, 2005 -- Elan Corporation, plc announced today that it will host a conference call on Tuesday, February 8, 2005 at 8:30 a.m. Eastern Standard Time (EST), 1:30 p.m. Greenwich Mean Time (GMT) with the investment community to discuss Elan's fourth quarter and full year 2004 financial results, which will be released before the U.S. and European financial markets open.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Following the live webcast, an archived version of the call will be available at the same URL.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.